M [redacted]
to [redacted]

Fri, Jan 2, 2:42 PM

Hi [redacted]

Happy New Year. I hope you are doing well.

This is [redacted] from New York. I met you at the Galien Foundation event in New York City, October 29. I wanted to reconnect and kindly ask for your guidance and help, as you have a much stronger network than I do.

I met with [redacted] and received thoughtful feedback, which led me to revise our fundraising strategy approach. However, our company is still at a very early stage to meaningfully approach venture capital firms.

Briefly, We have formed a biotech company focused on metastatic and dormant cancers. We have validated a promising target and are now preparing to develop a therapeutic monoclonal antibody with our collaborators. To move forward, we are currently raising a small seed round through family, friends, and angel investors.

We are also listed on the WeFunder platform under SEC regulations to make participation simple and transparent. We have less than one month left to close this round. Our goal is $100K, and we can successfully close the round with $60K as well.

Funds from this round will be used to:
• Advance our therapeutic monoclonal antibody program
• Strengthen our intellectual property
• Prepare the technology for future venture capital fundraising

If possible, I would deeply appreciate it if you could share this opportunity within your network, especially with anyone willing to invest at this early stage with the potential for meaningful long-term return if we succeed.

If helpful, I have attached an executive summary and a simple/short slide deck suitable for both scientific and non-scientific audiences.

Let me know what you think and have any questions.

Thank you very much for your time, support, and consideration.

Warm regards,